First Data Corporation

225 Liberty Street, 29th Floor

New York, New York 10281

September 11, 2015

Via EDGAR

Matthew Crispino

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	First Data Corporation
Form S-1, File No. 333-205750 (as amended, the “Registration Statement”)

Dear Mr. Crispino:

In order to facilitate the Staff’s review of the above Registration Statement, we advise the Staff that we expect the ratio for the reverse stock split described in the Registration Statement to be 3.17715-for-1. We currently believe that the low end of the price range for shares of common stock will not be lower than $20.00 per share and that the high end of the range will not be higher than $23.00 per share, after giving effect to the 3.17715-for-1 reverse stock split. Once finally determined, a bona fide estimated price range, as required by item 501(c) of Regulation S-K, will, of course, be included in the preliminary prospectus provided to prospective investors.

Thank you for your consideration. If you have any questions regarding the foregoing, please address them to me at (212) 515-0295 or Richard Fenyes of Simpson Thacher & Bartlett LLP at (212) 455-2812.

[Signature page follows]

Sincerely,
FIRST DATA CORPORATION

By:	/s/ Michael K. Neborak
	Name:	Michael K. Neborak
	Title:	Executive Vice President, Director of Finance

cc:	First Data Corporation

Frank J. Bisignano

Adam Rosman

Simpson Thacher & Bartlett LLP

Richard Fenyes

Joseph H. Kaufman